COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2008 MAY 21 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mai 20, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 (1) of German Securities Trading Act issued recently with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the UBS AG. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

PROCESSED
MAY 27 2008
THOMSON REUTERS

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

[redacted]

08002737

SEC File No. 82-2523

Commerzbank AG / Commerzbank AG Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

09.05.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

UBS AG, Zurich, Basel, Switzerland, informed us according to article 21 (1) WpHG that the voting rights of UBS AG, Zurich, Basel, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have have fallen under the 3% limit of the voting rights on April 30, 2008 and as of this date amounted to 2.41% (15,865,655 voting shares).
Voting rights amounting to 0.14 % (893,782 voting shares) are to be attributed according to article 22 (1) sent. 1 no. 1 WpHG.

DGAP 09.05.2008

Language:	English
Issuer:	Commerzbank AG
	Kaiserplatz
	60261 Frankfurt am Main
	Deutschland
Internet:	www.commerzbank.de

End of News DGAP News-Service

COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2008 MAY 21 P 1:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mai 20, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 (1) and article 24 of German Securities Trading Act issued last week with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the Credit Suisse Group. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

SEC File No. 82-2523

Commerzbank AG / Commerzbank AG Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

16.05.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Credit Suisse Group, Zurich, Switzerland informed us according to article
21 (1) and article 24 WpHG that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3 % limit of the voting rights on May 7, 2008 and as of this date amounted to 3.307%
(19,956,513 voting shares).

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, informed us that the announced voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, have continued to exceed the 5% limit of the voting rights on May 7, 2008 and as of this date amounted to 5.945% (39,057,067 voting shares). Voting rights amounting to 5.860% (38,512,933 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.084%
(554,134 voting shares) are to be attributed to Credit Suisse, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Furthermore Credit Suisse Group, Zurich, Switzerland, informed us for the sake of completeness that the voting rights of Credit Suisse Group, Zurich, Switzerland, have continued to exceed the 5% limit of the voting rights on May 7, 2008 and amounted to 5,961% (39,176,090 voting shares) as of this date. Voting rights amounting to 5,863% (38,530,581 voting shares) are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.098% (645 509 voting shares) are to be attributed to Credit Suisse Group, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting on the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

DGAP 16.05.2008

Language:	English
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt am Main Deutschland
Internet:	www.commerzbank.de

End of News DGAP News-Service

END